(Letterhead of Morrison Foerster LLP)




November 2, 2005




By Telefacsimile and Mail

Rebekah Moore
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Redwood Mortgage Investors VIII
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Form 10-Q for the Fiscal Quarter ended June 30, 2005
       File No. 000-27816

Dear Ms. Moore:

     On behalf of our client, Redwood Mortgage Investors VIII (the "Company") we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter of September 29, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff's comments fully identified in bold and italicized type immediately prior to each response.

     Form 10-K for the year ended December 31, 2004

     Consolidated Financial Statements

     2. Summary of Significant Accounting Policies - page 36

     Allowance for Loan Losses - page 37

     1. Please tell us in detail the methodology you applied to determine the amounts of each of the specific and general allowances for loan losses, and describe how each methodology is consistent with the guidance in SFAS 5, and SFAS 114/118.

     RESPONSE:

Rebekah Moore
November 2, 2005
Page Two


     As stated in the Summary of Significant Accounting Policies to our filings, in the section entitled "Allowance for loan losses", we continually analyze our loan portfolio for recoverability. We monitor delinquency reports, total loan amounts by borrower, financial status of borrowers and guarantors, and the condition and market information related to collateral. Because our loan portfolio is comprised of a relatively small number of loans (i.e. 75 at December 31, 2004) located primarily (76.36% at December 31, 2004) in six counties of the San Francisco Bay Area, we can effectively monitor all of our loans on a consistent basis.

     Specific Portion of Allowance for Loan Losses

     We are primarily a collateral-based lender. In accordance with SFAS 114, as amended by SFAS 118 (and as stated in the Summary of Significant Accounting Policies to our filings in the section entitled "Loans, secured by deeds of trust"), if events and or changes in circumstances cause management to have serious doubts about the collectibility of a loan's contractual payments, a loan may be categorized as impaired. As required by SFAS 118, the term "contractual payments" includes both the contractual interest payments and the contractual principal payments.

     When we identify that the collectibility of amounts due according to the contractual terms of the loan agreement are in doubt (through our delinquency reports, current knowledge of the borrower's financial strength, or other factors), we evaluate the recoverability of the loan via analysis of the present value of the expected future cash flows. To assist in determining expected future cash flows, appraisals of the collateral on the loan are re-examined and updated when considered necessary. If the present value of the expected future cash flows (or the estimated fair value of the collateral if the loan is collateral dependent), is less than the carrying amount of the loan we will consider the loan impaired. In accordance with SFAS 114, as amended by SFAS 118, such impaired loan's carrying value will be reduced to the present value of future expected cash flows (or if collateral dependent, the estimated fair value of collateral).

     If upon reviewing a loan for potential impairment, the present value of the estimated expected future cash flows (or the estimated fair value of the collateral if the loan is collateral dependent) equals or exceeds the loan's carrying value, the loan will typically not be considered impaired. However, we may still determine that full collectibility on such loan is still in doubt and include a specific provision in the allowance for loan losses for such loan. This is determined after giving adequate consideration to the fair value of the collateral, the borrower's or guarantor's present financial condition, current or expected real estate value trends, and other general economic factors. In accordance with SFAS No. 5, we will make such a provision when both of the following conditions are met: 1)it is probable that a loan has been impaired as of the financial statement date and 2) the amount of potential loss can be reasonably estimated.

Rebekah Moore
November 2, 2005
Page Three


     General Portion of Allowance for Loan Losses

     As allowed by SFAS No. 5, in determining whether accrual is warranted for collectibility of receivables, the two conditions required for accrual (as detailed in the preceding paragraph) may be considered in relation to individual receivables (as described above for specifically identified loans) or in relation to groups of similar types of receivables. After we have identified all specific loans for which an allowance for loan losses is warranted, we will consider aggregate collectibility of the remainder of our loan portfolio. We will analyze the remaining portfolio in terms of geographic concentrations and collateral types. Note that our portfolio consists of predominantly collateral-dependent loans, secured by residential and commercial property located primarily in the San Francisco Bay Area.

     Through close monitoring of historical loss statistics on the Registrant's portfolio (12 years of data) and loss statistics on 8 other similar type partnerships sponsored by the Registrant's general partner or affiliates (over 25 years of data), we have determined that it is probable that some amount of loss has occurred in the loan portfolio even though the specific loans may not be identified as of the financial statement date. Using historical loss statistics and other available industry and economic data (i.e. foreclosure statistics, commercial lease absorption statistics, property resale values and trends, interest rate changes, unemployment patterns, etc.) , we can make reasonable estimates of the amount of expected losses and make a provision for loan losses based upon the general partners' best estimate of this expected loss. This amount is included as a general reserve in our overall allowance for loan losses.

     2. Tell us how you account for loan restructurings and how that accounting is consistent with the guidance in SFAS 18 and SFAS 114/118.

     Our accounting for loan restructurings is consistent with the guidance of SFAS 15 and SFAS114/118 (please note, your question referred to SFAS 18; we assume you meant SFAS 15). The accounting treatment discussed herein relates to loan restructurings that qualify as troubled debt restructurings in accordance with SFAS 15, para. 2 - 7. This discussion does not apply to routine changes in loan terms.

     If the loan restructuring involves only a modification of terms, the effects of the restructuring are accounted for prospectively from the time of the restructuring agreement. In accordance with SFAS 114, no loss is recorded at the time of restructuring unless it is probable that all amounts due according to the contractual terms of the original loan agreement will not be collected (i.e. the loan is considered impaired in accordance with SFAS 114). Impairment of a restructured loan in a troubled debt restructuring is measured based on the present value of expected future cash flows discounted at the loan's original contractual interest rate. As a practical matter, impairment generally would be measured based on the fair value of the collateral when repayment of the loan is expected to be provided by the underlying collateral.

Rebekah Moore
November 2, 2005
Page Four


     If loan restructuring involves the receipt of assets in partial satisfaction of the loan receivable and a modification of terms of the remaining loan receivable, the recorded investment in the loan receivable is first reduced by the fair value less cost to sell of the assets received. The remaining loan receivable balance is accounted for in accordance with SFAS 114 as discussed above.

     3. Provide us with all allowance for loan loss disclosures required by Item IV of Guide 3.

     RESPONSE:

     At the staff's suggestion, we have reviewed the disclosure requirements of Guide 3 relating to Statistical Disclosures by Bank Holding Companies. While the Registrant's business is to make mortgage loans secured by real property it is not engaged in a general lending business of the nature contemplated by a bank holding company. For example, much of the disclosure requirements of Guide 3 concern such matters as portfolio and trading analysis of taxable and tax-exempt securities, interest bearing deposits, federal funds and securities purchased and repurchase agreements. None of these activities apply to the Registrant. Therefore, the bulk of Guide 3 disclosure relating to diversification of broad loan portfolios and the interest rate investment and trading sensitivities attendant to a varied loan portfolio is simply not applicable.

     While we do not believe that Guide 3 should be  applicable,  in our efforts to provide appropriate, relevant and informative information regarding our mortgage loan portfolio the Registrant has provided detailed disclosure information in its Registration Statement and periodic Supplements. The Management Discussion & Analysis Section, Prior Performance Summary and Tables, the Investment Objectives and Criteria as well as the Consolidated Financial Statements present detailed information concerning the diversification of the Registrant's loan portfolio. Information is disclosed to prospective investors with respect to how many, what type, and where the loans have been made. Extensive disclosure regarding the portfolio's current default rates, foreclosures and work out arrangements, construction and rehabilitation loans are included. The Management Discussion and Analysis Section details the concerns with respect to interest rates and the Bay Area economy as a whole and how these factors could affect the real estate lending business. In addition, the Management Discussion and Analysis Section has a separate section detailing management's processes and the factors management considered in determining the amount of additions to the allowance for loan losses.

     Clearly the purpose of Guide 3 is to disclose to a prospective investor who is contemplating an investment in a bank holding company or unregistered bank with a varied portfolio including domestic and foreign loans information concerning diversification, the relative risk and sensitivity of various

Rebekah Moore
November 2, 2005
Page Five


segments of the portfolio to interest rates as well as the overall health of the portfolio. We respectfully submit that these statistical disclosures are simply as a whole not applicable to the Registrant. However, appropriate and relevant disclosures applicable to the scope and nature of the Registrant have been made.

     Real Estate Held for Sale - page 37

     4. Tell us how your accounting for foreclosed assets is consistent with the guidance in paragraph 34 of SFAS 144.

     RESPONSE:

     The accounting for real estate held for sale follows the guidance found in paragraph 34 of SFAS 144. As disclosed in our filings "real estate acquired through foreclosure ... is stated at the lower of the recorded investment in the loan, plus any senior indebtedness on the loan, or at the property's estimated fair value, less estimated costs to sell." The recorded investment in the loan is the carrying amount of the asset, which is originally established as its fair value on the loan funding date. This carrying amount is then adjusted for activity on the loan until the loan matures or the related collateral is foreclosed upon. We do not depreciate real estate held for sale.

     We periodically compare the carrying value of real estate to undiscounted future cash flows, including net expected sales proceeds (i.e. its fair value) to assess the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the asset is reduced to its estimated fair value.

     Form 10-Q for the Fiscal Quarter Ended June 30, 2005

     Consolidated Statements of Income, page 3

     5. Please tell us why you have both income and expense related to the imputed interest on the formation loan.

     RESPONSE:

     In accordance with APB no. 21, we impute interest on the non-interest bearing Formation Loan (a receivable to the Registrant). When adjusting the carrying amount of the Formation Loan to its net present value based on the applicable imputed interest rate, a corresponding offsetting asset is recorded called "Discount on Formation Loan". This asset is amortized to expense over the same period that the imputed interest income from the reduced Formation Loan is being recognized. Thus, we have both income and expense related to the imputing of interest on the Formation Loan.

Rebekah Moore
November 2, 2005
Page Six


     Note that the entity that the Registrant has made the Formation Loan to is Redwood Mortgage Corp. ("RMC"), a general partner of the Registrant. When RMC recorded the loan from the Registrant on its books, it recognized the difference between the face amount of the loan and the net present value on the loan (based on the imputed interest rate) as a reduction of RMC's debt to the Registrant and as a reduction to the asset RMC was acquiring with the borrowed funds. These reductions are then amortized over the applicable term of the debt and useful life of the acquired asset.

Rebekah Moore
November 2, 2005
Page Seven


     The Registrant likewise adhered to APB No. 21 in accounting for the Formation Loan to provide consistency in accounting between RMC's treatment and the Registrant's treatment of this transaction. However, in the Registrant's case, the transaction was simply the lending of money from one entity to another on a non-interest bearing basis. From RMC's point of view, it is the borrowing of funds on a non-interest basis used to acquire an asset.

Very truly yours,



/s/ Justin L. Bastian
-----------------------
Justin L. Bastian


cc:   Michael R. Burwell, Redwood Mortgage Investors VIII